Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Restaurant Brands International Inc.:

We consent to the incorporation by reference in Registration Statement Nos. 333-200997 and 333-206712 on Form S-8 of Restaurant Brands International Inc. of our report dated March 2, 2015, except as to Notes 1(b) and 25, which are as of December 3, 2015, with respect to the consolidated balance sheets of Restaurant Brands International Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, appearing in this Current Report on Form 8-K of Restaurant Brands International Inc.

Our report dated March 2, 2015, except as to Notes 1(b) and 25, which are as of December 3, 2015, with respect to the consolidated balance sheets of Restaurant Brands International Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, contains an explanatory paragraph that states that Note 1(b) to the consolidated financial statements has been retrospectively adjusted to reflect the updated fair value of net assets acquired related to the Company’s business combination and to reflect the change in presentation of debt issuance costs due to the adoption of ASU 2015-03. In addition, Note 25 has been retrospectively adjusted to reflect a change in the Company’s reportable segments.

/s/ KPMG LLP

Miami, Florida

December 3, 2015

Certified Public Accountants